

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2016

Via E-mail
Brett A. Roberts
Chief Executive Officer and Director
Credit Acceptance Corporation
25505 W. Twelve Mile Road
Southfield, Michigan 48034

> **Re:** **Credit Acceptance Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 12, 2016**
> **Response Dated March 21, 2016**
> **File No. 000-20202**

Dear Mr. Roberts:

We have reviewed your March 21, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 7, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Note 2 – Summary of Significant Accounting Policies – Loans Receivable and Allowance for Credit Losses, page 52

1. Please refer to comment 1. In order to better understand how you determine your yield and allowance for credit losses on pooled dealer loans that have previously had increased yields due to increases in cash flows expected to be collected arising from changes in estimates after assignment, please provide us with a detailed example that clearly describes your accounting. Your example should:

   - Present a period of time with increased expected cash flows resulting in an increased yield followed by a period of decreased expected cash flows, and

- Detail the yield and the allowance for loan losses for the pool at each relevant period end with a description of how the amount was determined.

Please provide us with a detailed response that will allow for a complete understanding of your accounting and consider providing any additional information deemed necessary.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3437 with any questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant